EXHIBIT 99.1

Trilogy International Partners Inc. Reports Second Quarter 2018 Results

  Increased momentum in New Zealand postpaid net additions: Significant growth versus second quarter of 2017 driven by higher gross additions as well as reduced churn.
  Solid growth in New Zealand Adjusted EBITDA: Increased 6% versus the same quarter last year and 17% sequentially.
  Strong LTE adoption and data usage in Bolivia: Growth in data consumption was offset by promotional pricing in the market which led to an 8% reduction in service revenues.
  Net cash provided by operating activities increased by $8.1 million: Significant growth compared to the second quarter of 2017, primarily due to the benefits of the Q2 2017 debt refinancing.
  Consolidated LTE sites on air increased by 235 sites during the second quarter of 2018: Bolivia activated 204 LTE sites during the second quarter of 2018; 87% of its network is now LTE-enabled.

BELLEVUE, Wash., Aug. 08, 2018 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (“TIP Inc.”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the second quarter of 2018.

“Our businesses turned in a solid quarter, with continued postpaid subscriber growth in both of our operating markets,” said Brad Horwitz, President and CEO. “We are encouraged by the progress we have made in reducing churn in New Zealand. We are also pleased to announce the completion of a refinance and upsize of our existing debt facility at 2degrees. This new facility demonstrates confidence in our business and provides further capacity to invest in our growth in New Zealand.”

“During the second quarter we improved consolidated postpaid churn, and we expanded our postpaid subscriber base on both a year-over-year and sequential basis in both New Zealand and Bolivia. We had over 11,000 consolidated postpaid net additions; nearly double last quarter. As a result, our postpaid subscriber base is 5% larger than it was at the end of Q2 2017.”

“Our consolidated subscribers’ data consumption continues to increase significantly. However, yields were impacted due to greater value for price in our operating markets, particularly in Bolivia.”

Consolidated Financial Highlights

		Three Months Ended June 30,			Six Months Ended June 30,
	(US dollars in millions unless otherwise noted, unaudited)	2018	2017	% Chg	2018	2017	% Chg

	Total revenues	198.1	193.5	2%	400.8	384.7	4%

	Service revenues	147.6	151.4	(2%)	296.5	303.6	(2%)

	Net loss(1)	(6.3)	(10.8)	42%	(13.6)	(22.1)	38%

	Adjusted EBITDA(2)	37.5	39.5	(5%)	70.3	80.1	(12%)
	Adjusted EBITDA margin(2)	25.4%	26.1%	(3%)	23.7%	26.4%	(10%)

	Notes:
(1)	There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior releases has been replaced with Net loss.
(2)	These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definition and a reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

	Certain amounts in prior year periods relating to the imputed discount on Equipment Installment Plan ("EIP") receivables have been reclassified from Other, net to Non-subscriber international long distance and other revenues on our Condensed Consolidated Statements of Operations and Comprehensive loss, to conform to the current year’s presentation. See “About this earnings release” below for further detail.

Conference Call Information

Call Date: Thursday, August 9, 2018
Call Time: 10:30 a.m. (PT)

US Toll Free: 1-844-826-3035
Canada Toll Free: 1-855-669-9657
International Toll: 1-412-317-5144

Please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): http://www.trilogy-international.com/events-and-presentations
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free: 1-877-344-7529
Canada Toll Free: 1-855-669-9658
International Toll: 1-412-317-0088
Replay Access Code: 10121954

About Trilogy International Partners Inc. (“TIP Inc.”)

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand.

Trilogy LLC completed a transaction with Alignvest Acquisition Corporation (“AQX”) on February 7, 2017 (the “Arrangement”). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization.  Trilogy LLC was considered the accounting acquirer and upon closing AQX was renamed Trilogy International Partners Inc. Accordingly, Trilogy LLC’s historical financial statements as of and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the transaction.

Unless otherwise stated, the financial information provided here is for TIP Inc. as of June 30, 2018.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. Its common shares trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on the exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia.  Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).  Segments and the nature of their businesses are as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand	Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data, and networking for New Zealand consumers, businesses, and governments.

About this earnings release

This earnings release contains information about our business and performance for the three and six months ended June 30, 2018, as well as forward-looking information about the balance of fiscal year 2018. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this earnings release was prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).   In our discussion, we also use certain Non-GAAP financial measures to evaluate our performance.  See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

Beginning with the second quarter of 2018, the amortization of imputed discount on EIP receivables has been reclassified from Other, net and is now included as a component of Non-subscriber international long distance and other revenues on our Condensed Consolidated Statements of Operations and Comprehensive Loss. This presentation provides a clearer representation of amounts earned from the Company’s ongoing operations and aligns with industry practice, thereby enhancing comparability. We have applied this reclassification to all periods presented in this release. Amortization of imputed discount included within Non-subscriber international long distance and other revenues was $0.6 million and $0.6 million for the three months ended June 30, 2018 and 2017, respectively, and $1.1 million and $1.1 million for the six months ended June 30, 2018 and 2017, respectively. This change had no impact on net loss for any period presented.

All dollar amounts are in United States dollars unless otherwise stated. Amounts for subtotals, totals and percentage changes included in tables in this release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s Annual Financial Statements and related notes are a result of rounding. Information is current as of August 8, 2018, and was approved by TIP Inc.’s Board of Directors. This earnings release includes forward-looking statements and assumptions.  See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements, MD&A and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Consolidated Financial Results

		Three Months Ended June 30,			Six Months Ended June 30,
	(US dollars in millions unless otherwise noted, unaudited)	2018	2017	% Chg	2018	2017	% Chg

	Revenues
	New Zealand	136.5	126.5	8%	278.5	251.1	11%
	Bolivia	61.5	66.8	(8%)	121.9	133.4	(9%)
	Unallocated Corporate & Eliminations	0.1	0.1	(1%)	0.4	0.2	65%
	Total revenues	198.1	193.5	2%	400.8	384.7	4%

	Total service revenues	147.6	151.4	(2%)	296.5	303.6	(2%)

	Net loss(1)	(6.3)	(10.8)	42%	(13.6)	(22.1)	38%

	Adjusted EBITDA
	New Zealand	22.0	20.7	6%	40.8	43.5	(6%)
	Bolivia	18.3	21.7	(16%)	35.2	42.4	(17%)
	Unallocated Corporate & Eliminations	(2.7)	(2.9)	5%	(5.8)	(5.8)	(1%)
	Adjusted EBITDA(2)	37.5	39.5	(5%)	70.3	80.1	(12%)
	Adjusted EBITDA margin(2)	25.4%	26.1%	(3%)	23.7%	26.4%	(10%)

	Cash provided by operating activities	5.2	(2.9)	279%	12.2	1.7	601%

	Capital expenditures(3)	20.8	17.9	16%	38.2	30.8	24%
	Capital Intensity	14%	12%	19%	13%	10%	27%
	Notes:
(1)	There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior releases has been replaced with Net loss.
(2)	These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3)	Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Results of Our Business Segments

New Zealand

Financial Results

		Three Months Ended June 30,					Six Months Ended June 30,
	(US dollars in millions unless otherwise noted, unaudited)	2018		2017		% Chg	2018		2017	% Chg

	Revenues
	Wireless service revenues	67.4		67.7		(0%)	137.5		137.7	(0%)
	Wireline service revenues	15.9		14.2		11%	31.1		27.7	12%
	Non-subscriber ILD and other revenues	3.4		3.6		(5%)	7.1		6.7	7%
	Total service revenues	86.7		85.5		1%	175.7		172.0	2%
	Equipment sales	49.8		41.0		21%	102.8		79.1	30%
	Total revenues	136.5		126.5		8%	278.5		251.1	11%

	Adjusted EBITDA	22.0		20.7		6%	40.8		43.5	(6%)
	Adjusted EBITDA margin(1)	25.4%		24.2%		5%	23.2%		25.3%	(8%)

	Capital expenditures(2)	12.8		10.7		20%	25.9		21.0	24%
	Capital Intensity	15%		12%		18%	15%		12%	21%

Subscriber Results

		Three Months Ended June 30,					Six Months Ended June 30,
	(Thousands unless otherwise noted)	2018		2017		% Chg	2018		2017	% Chg

	Postpaid
	Gross additions	23.7		20.9		13%	47.2		38.0	24%
	Net additions	7.2		2.7	(3)	167%	12.3		7.3	68%
	Total postpaid subscribers	408.3		379.6		8%	408.3		379.6	8%
	Prepaid
	Net additions (losses)	0.9	(4)	(32.5)		103%	(41.6	)(4)	(27.3)	(52%)
	Total prepaid subscribers	983.5		1,039.4		(5%)	983.5		1,039.4	(5%)
	Total wireless subscribers	1,391.8		1,418.9		(2%)	1,391.8		1,418.9	(2%)

	Wireline
	Gross additions	7.7		7.2		6%	14.6		15.1	(3%)
	Net additions	2.9		3.7		(20%)	6.1		8.6	(29%)
	Total wireline subscribers	74.6		64.3		16%	74.6		64.3	16%
	Total Subscribers	1,466.4		1,483.2		(1%)	1,466.4		1,483.2	(1%)

	Monthly blended wireless ARPU ($, not rounded)	16.20		15.74		3%	16.30		16.06	1%
	Monthly postpaid wireless ARPU ($, not rounded)	35.65		36.06		(1%)	35.94		36.75	(2%)
	Monthly prepaid wireless ARPU ($, not rounded)	7.90	(4)	7.73		2%	7.85	(4)	7.94	(1%)
	Blended wireless churn	2.3	%(4)	3.5%		(36%)	3.0	%(4)	3.2%	(4%)
	Postpaid Churn	1.6%		1.8	%(3)	(12%)	1.7%		1.5%	13%
	Notes:
(1)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues.
(2)	Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.
(3)	Includes postpaid deactivations of 3.0 thousand in the three months ended March 31, 2017 due to the conversion to a new business support system. On an adjusted basis, net additions would have been 1.6 thousand and 5.7 thousand for the three months ended March 31, 2017 and June 30, 2017, respectively. Similarly, postpaid churn would have been 1.43% and 1.56% for the three months ended March 31, 2017 and June 30, 2017, respectively.
(4)	Includes approximately 12 thousand reconnections and 37 thousand deactivations of prepaid wireless subscribers in the three and six months ended June 30, 2018, respectively, relating to the 2G network shutdown that occurred during the three months ended March 31, 2018. On an adjusted basis, prepaid net additions would have been 11 thousand net losses and 5 thousand net losses, monthly prepaid wireless ARPU would have been $7.57 and $7.71 and blended wireless churn would have been 2.5% and 2.6% for the three and six months ended June 30, 2018, respectively.

Revenues

Our total revenues in New Zealand increased $10.0 million, or 8%, for the three months ended June 30, 2018, compared to the same period in 2017. This increase in total revenues was driven primarily by higher equipment sales as the sales mix shifted to higher priced handset devices. Service revenues increased by $1.2 million, or 1%, for the three months ended June 30, 2018, primarily as a result of the following:

  Postpaid revenues increased by $2.4 million, or 6%, driven by an 8% increase in the postpaid subscriber base as a result of an increase in gross additions coupled with improvements in postpaid churn; and
  Wireline service revenues increased by $1.6 million, or 11%, primarily due to a 16% growth in the wireline customer base.
  The foregoing increases were partially offset by a decrease in prepaid revenues of $1.2 million, or 5%, primarily due to increased value in service offerings which impacted ARPU.

Adjusted EBITDA

Our Adjusted EBITDA in New Zealand increased 6% for the three months ended June 30, 2018, compared to the three months ended June 30, 2017, primarily resulting from an increase in service revenues and the reduction in certain costs, including a $1.7 million decline in equipment subsidies, attributed to efforts to restore postpaid subscriber growth subsequent to our business support system conversion in 2017. In addition,

  Cost of service decreased $1.9 million, or 6%, primarily due to a $2.1 million decrease in non-subscriber interconnection costs coupled with a $1.0 million decrease in national roaming expense, as a result of 2degrees’ investment in network coverage. These declines were partially offset by a $0.9 million increase in transmission expenses associated with the growth of the broadband business.
  Adjusted EBITDA was also impacted by increases in general and administrative expenses, primarily due to a $1.0 million increase in bad debt expense and a $0.8 million increase in loss on sale of EIP receivables due to higher volumes sold in 2018.

Capital Expenditures

The $2.1 million, or 20%, increase in capital expenditures in the second quarter of 2018, compared to the second quarter of 2017, was the result of the timing of continued investment relating to network expansion and software development enhancements. Over 96% of our New Zealand network is now enabled with LTE technology.

Bolivia

Financial Results

		Three Months Ended June 30,			Six Months Ended June 30,
	(US dollars in millions unless otherwise noted, unaudited)	2018	2017	% Chg	2018	2017	% Chg

	Revenues
	Wireless service revenues	60.3	65.1	(7%)	119.4	129.9	(8%)
	Non-subscriber ILD and other revenues	0.5	0.7	(22%)	1.1	1.5	(27%)
	Total service revenues	60.8	65.7	(8%)	120.4	131.4	(8%)
	Equipment sales	0.7	1.1	(36%)	1.5	2.0	(28%)
	Total revenues	61.5	66.8	(8%)	121.9	133.4	(9%)

	Adjusted EBITDA	18.3	21.7	(16%)	35.2	42.4	(17%)
	Adjusted EBITDA margin(1)	30.0%	33.0%	(9%)	29.3%	32.3%	(9%)

	Capital expenditures(2)	7.9	7.2	10%	12.2	9.7	25%
	Capital Intensity	13%	11%	19%	10%	7%	36%

Subscriber Results

		Three Months Ended June 30,			Six Months Ended June 30,
	(Thousands unless otherwise noted)	2018	2017	% Chg	2018	2017	% Chg

	Postpaid
	Gross additions	16.0	12.4	29%	29.5	27.1	9%
	Net additions (losses)	4.0	(4.1)	198%	4.9	(3.7)	235%
	Total postpaid subscribers	345.8	341.0	1%	345.8	341.0	1%
	Prepaid
	Net additions (losses)	18.4	(71.6)	126%	73.1	(79.9)	191%
	Total prepaid subscribers	1,871.8	1,729.0	8%	1,871.8	1,729.0	8%
	Total Wireless Subscribers(3)	2,277.8	2,133.3	7%	2,277.8	2,133.3	7%

	Monthly blended wireless ARPU ($, not rounded)	8.87	9.99	(11%)	8.89	9.95	(11%)
	Monthly postpaid wireless ARPU ($, not rounded)	23.28	24.25	(4%)	22.55	23.58	(4%)
	Monthly prepaid wireless ARPU ($, not rounded)	5.88	6.91	(15%)	5.99	6.97	(14%)
	Blended wireless churn	8.2%	6.4%	27%	7.6%	6.1%	24%
	Postpaid Churn	1.7%	1.8%	(7%)	1.8%	1.8%	(1%)
	Notes:
(1)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues.
(2)	Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.
(3)	Includes public telephony and other wireless subscribers of 60 thousand and 63 thousand as of June 30, 2018 and 2017, respectively.

Revenues

Our total revenues in Bolivia decreased $5.3 million, or 8%, for the three months ended June 30, 2018, compared to the same period in 2017, primarily as a result of the following:

  Voice revenues declined $0.9 million, or 3%, due to the continued shift from voice to data usage; and
  Data revenues declined $3.8 million, or 12%, primarily due to promotional pricing in the market. While demand for data continues to grow significantly, declines in revenue per megabyte more than offset the growth of data consumption as a result of promotional offers.
  LTE adoption continues to be strong: 33.0 thousand LTE users were added during the quarter, an increase of 40% compared to the same period in 2017. LTE subscribers represented 22% of the customer base at June 30, 2018.

Adjusted EBITDA

Adjusted EBITDA in Bolivia decreased 16% in the second quarter of 2018 compared to the second quarter of 2017, primarily due to the decrease in revenues, partially offset by $2 million of lower operating expenses, largely due to the following:

  Cost of service decreased by $0.8 million, or 4%, primarily due to reduced interconnection costs as voice traffic has declined; and
  Sales and marketing decreased by $1.8 million, or 18%, due to a reduction in expenses related to changes to our customer loyalty program.

Capital Expenditures

Capital expenditures increased $0.7 million, or 10%, in the second quarter of 2018 compared to the second quarter of 2017, primarily due to the timing of LTE investments in 2018. At June 30, 2018, 87% of our network in Bolivia was overlaid with LTE, compared to 60% of LTE enabled sites a year ago.

Review of Consolidated Performance

		Three Months Ended June 30,			Six Months Ended June 30,
	(US dollars in millions except per unit data, unaudited)	2018	2017	% Chg	2018	2017	% Chg

	Consolidated Adjusted EBITDA (1)	37.5	39.5	(5%)	70.3	80.1	(12%)
	Consolidated Adjusted EBITDA Margin(1)	25.4%	26.1%	(3%)	23.7%	26.4%	(10%)

	(Deduct) add:
	Finance costs(2)	(11.5)	(25.2)	(55%)	(22.6)	(44.2)	(49%)
	Change in fair value of warrant liability	2.8	3.5	(20%)	5.1	3.5	46%
	Depreciation, amortization and accretion	(28.8)	(26.5)	8%	(56.7)	(53.8)	5%
	Income tax expense	(2.2)	(1.8)	19%	(4.0)	(4.6)	(12%)
	Other(3)	(4.2)	(0.2)	n/m	(5.7)	(3.2)	79%
	Net loss(4)	(6.3)	(10.8)	42%	(13.6)	(22.1)	38%
	n/m – not meaningful
	Notes:
(1)	These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with most directly comparable GAAP measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)	Finance costs includes Interest Expense and Debt Modification and Extinguishment Costs. For a description of these costs, see "Finance Costs" below.
(3)	Other includes the following: Equity-based compensation, (Gain) loss on disposal and abandonment of assets, Acquisition and other nonrecurring costs and Other, net.
(4)	There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior releases has been replaced with Net loss.

Earnings per share

	Three Months Ended June 30,		Six months ended June 30, 2018	Period February 7, 2017 through June 30, 2017
(US dollars in millions except per unit data, unaudited)	2018	2017

Net loss attributable to Trilogy International
Partners Inc.	($3.4)	($5.5)	($7.9)	($11.5)

Weighted Average Common Shares Outstanding:
Basic	53,360,532	42,513,263	52,830,853	42,509,048
Diluted	82,004,171	81,703,117	81,941,029	81,681,579

Loss Per Share:
Basic	($0.06)	($0.13)	($0.15)	($0.27)
Diluted	($0.07)	($0.16)	($0.17)	($0.30)

Finance costs

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions, unaudited)	2018	2017	% Chg	2018	2017	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	3.0	2.7	10%	5.7	5.3	6%
Bolivia	0.2	0.2	26%	0.5	0.4	40%
Corporate	8.2	15.6	(47%)	16.4	31.8	(48%)
Total interest on borrowings	11.5	18.5	(38%)	22.6	37.5	(40%)

Debt modification and extinguishment costs	-	6.7	(100%)	-	6.7	(100%)
Total finance costs	11.5	25.2	(55%)	22.6	44.2	(49%)

Interest expense

Interest expense decreased $7.1 million for the three months ended June 30, 2018, compared to the same period in 2017, primarily due to the refinancing and repayment in May 2017 of the 13.375% Trilogy LLC senior secured notes due 2019 (the “Trilogy 2019 Notes”) in the aggregate principal amount of $450 million. In May 2017, Trilogy LLC issued its 8.875% senior secured notes due 2022 in the aggregate principal amount of $350 million and used the proceeds thereof, together with cash on hand, to repay the Trilogy 2019 Notes. This refinancing and repayment had the effect of reducing annualized interest costs at Trilogy LLC from approximately $60 million to approximately $31 million.

Change in fair value of warrant liability

As of February 7, 2017 in connection with the completion of the Arrangement, TIP Inc.’s issued and outstanding warrants were classified as a liability, as the warrants are written options that are not indexed to Common Shares. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Condensed Consolidated Statement of Operations. The change in fair value of the warrant liability was due to changes in the trading price of the warrants. For the three months ended June 30, 2018, the non-cash gain decreased $0.7 million compared to the same period in 2017.

Depreciation, amortization and accretion

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions, unaudited)	2018	2017	% Chg	2018	2017	% Chg

New Zealand	17.4	15.0	16%	33.8	30.6	11%
Bolivia	11.3	11.5	(2%)	22.6	23.1	(2%)
Corporate	0.2	0.1	191%	0.3	0.1	276%
Total depreciation, amortization and accretion	28.8	26.5	8%	56.7	53.8	5%

Depreciation, amortization and accretion increased by $2.3 million, or 8%, for the three months ended June 30, 2018, compared to the same period in 2017, due to continued LTE network overlay and software development enhancement.

Income tax expense

Income tax expense increased by $0.3 million for the three months ended June 30, 2018, compared to the same period in 2017, due to individually insignificant changes in the period.

Managing our Liquidity and Financial Resources

As of June 30, 2018, the Company had approximately $32.4 million in cash and cash equivalents of which $1.9 million was held by 2degrees, $22.8 million was held by NuevaTel, and $7.7 million was held primarily at headquarters. The Company also had approximately $7.0 million in short-term investments at corporate headquarters and $2.6 million of available capacity under the line of credit facility in New Zealand as of June 30, 2018. Cash and cash equivalents decreased $14.7 million since December 31, 2017. For the three months ended June 30, 2018, cash outflows were primarily used for the investment in our network related to LTE overlay.

In July 2018, 2degrees completed a bank loan facility refinancing for NZD $250 million ($169.2 million based on the exchange rate at June 30, 2018). The new facility has a three year term and will pay off the existing NZD $200 million facility and provide borrowing capacity for further investments in our New Zealand business. The new facility also provides for an uncommitted NZD $35 million accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures.

Operating, investing and financing activities

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions)	2018	2017	% Chg	2018	2017	% Chg

Net cash provided by (used in):
Operating activities	5.2	(2.9)	279%	12.2	1.7	601%
Investing activities	(20.7)	(47.6)	57%	(21.7)	(59.6)	64%
Financing activities	(7.2)	(97.7)	93%	(5.1)	75.4	(107%)
Net increase (decrease) in cash and cash equivalents	(22.7)	(148.2)	85%	(14.6)	17.5	(183%)

Operating activities

Cash flow provided by operating activities increased by $10.5 million for the six months ended June 30, 2018 compared to the same period in 2017. This change is mainly due to a decrease in cash paid on interest primarily due to the refinancing and repayment of the Trilogy LLC 2019 Notes in May 2017 along with other favorable changes in certain working capital accounts, including a decrease in cash used to settle accounts payable due to timing. These favorable changes were partially offset by an increase in EIP receivables driven by higher volume of EIP added in the first half of 2018 period.

Investing activities

Cash flow used in investing activities decreased by $38.0 million for the six months ended June 30, 2018 compared to the same period in 2017, primarily due to the maturities and sales of short-term investments in 2018 and a decrease in purchases of short-term investments. These decreases were partially offset by an increase in capital expenditures in New Zealand and Bolivia as network expansion and 4G LTE buildout was more significant during the six months ended June 30, 2018.

Financing activities

Cash flow used in financing activities increased by $80.5 million for the six months ended June 30, 2018 compared to the same period in 2017. This change is primarily due to the proceeds from the equity issuance that occurred on February 7, 2017, partially offset by the refinancing of the Trilogy LLC 2019 Notes and related costs incurred in May 2017.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with GAAP with several customer-focused performance metrics and non-GAAP financial measures which are utilized by our management to evaluate our performance.  Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net loss (the most directly comparable GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal and abandonment of assets; and all other non-operating income and expenses.  Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under GAAP and should not be considered in isolation or as a substitute for Net loss, the most directly comparable GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Adjusted EBITDA and EBITDA Margin

		Three Months Ended June 30,			Six Months Ended June 30,
	(US dollars in millions, unaudited)	2018	2017	% Chg	2018	2017	% Chg

	Net loss(1)	(6.3)	(10.8)	42%	(13.6)	(22.1)	38%

	Add:
	Interest expense	11.5	18.5	(38%)	22.6	37.5	(40%)
	Depreciation, amortization and accretion	28.8	26.5	8%	56.7	53.8	5%
	Debt modification and extinguishment costs	-	6.7	(100%)	-	6.7	(100%)
	Income tax expense	2.2	1.8	19%	4.0	4.6	(12%)
	Change in fair value of warrant liability	(2.8)	(3.5)	(20%)	(5.1)	(3.5)	46%
	Other, net	0.5	(1.6)	(131%)	(0.5)	(0.3)	62%
	Equity-based compensation	2.2	0.8	171%	3.9	1.4	185%
	(Gain) loss on disposal and abandonment of assets	0.1	0.1	(55%)	-	0.3	(100%)
	Acquisition and other nonrecurring costs(2)	1.5	0.8	80%	2.4	1.9	28%
	Consolidated Adjusted EBITDA	37.5	39.5	(5%)	70.3	80.1	(12%)
	Consolidated Adjusted EBITDA Margin	25.4%	26.1%	(3%)	23.7%	26.4%	(10%)
	Notes:
(1)	There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior releases has been replaced with Net loss.
(2)	2017 periods primarily include costs related to the Company’s initial compliance and preparation expenses incurred in connection with the Arrangement and becoming a publicly traded entity. 2018 periods include costs related to the implementation of the new revenue recognition standard of approximately $0.8 million and $1.3 million for the three months and six months ended June 30, 2018, respectively, among other nonrecurring costs.

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income (loss) from quarter to quarter can result from events that are unique or that occur irregularly, such as losses or gains on the refinance of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, impairment of assets, and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with GAAP.

	(US dollars in millions unless otherwise noted, unaudited)	2018		2017				2016
		Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

	Service revenues	147.6	148.9	143.5	153.0	151.4	152.2	154.6	150.7
	Equipment sales	50.5	53.8	58.9	38.8	42.1	39.0	58.8	41.2
	Total revenues	198.1	202.7	202.5	191.8	193.5	191.2	213.4	191.9
	Operating expenses	(193.1)	(200.4)	(198.8)	(184.1)	(182.3)	(179.5)	(197.4)	(179.8)
	Operating income	5.0	2.3	3.7	7.7	11.2	11.6	16.0	12.1
	Interest expense	(11.5)	(11.1)	(11.1)	(11.2)	(18.5)	(19.0)	(18.3)	(18.4)
	Change in fair value of warrant liability	2.8	2.3	5.6	-	3.5	-	-	-
	Debt modification and extinguishment costs	-	-	-	-	(6.7)	-	-	-
	Other, net	(0.5)	1.0	0.5	0.5	1.6	(1.2)	2.4	(2.4)
	(Loss) income before income taxes	(4.1)	(5.5)	(1.3)	(3.0)	(8.9)	(8.6)	0.1	(8.7)
	Income tax expense	(2.2)	(1.8)	(1.0)	(2.6)	(1.8)	(2.7)	(0.1)	(3.0)
	Net loss(1)	(6.3)	(7.3)	(2.4)	(5.6)	(10.8)	(11.3)	-	(11.8)
	Net loss attributable to noncontrolling interests and prior controlling interest	2.9	2.8	2.6	1.4	5.2	5.4	-	11.8
	Net (loss) income attributable to TIP Inc.	(3.4)	(4.5)	0.3	(4.1)	(5.5)	(5.9)	-	-
	Net (loss) income attributable to TIP Inc.
	per share:(2)
	Basic	(0.06)	(0.09)	0.01	(0.10)	(0.13)	(0.14)
	Diluted	(0.07)	(0.09)	(0.03)	(0.10)	(0.16)	(0.14)
	Notes:
(1)	There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior releases has been replaced with Net loss.
(2)	Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the total net income (loss) of Trilogy LLC prior to February 7, 2017 was attributable to noncontrolling interests or prior controlling interest.

Supplementary Information

Condensed Consolidated Statements of Operations

	Three Months Ended June 30,		Six Months Ended June 30,
(US dollars in millions, unaudited)	2018	2017	2018	2017

Revenues
Wireless service revenues	127.7	132.8	256.9	267.6
Wireline service revenues	15.9	14.2	31.1	27.7
Equipment sales	50.5	42.1	104.3	81.1
Non-subscriber international long distance and other revenues	4.0	4.4	8.5	8.3
Total revenues	198.1	193.5	400.8	384.7

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	50.8	53.5	105.6	108.0
Cost of equipment sales	55.0	47.9	113.0	91.2
Sales and marketing	24.6	25.8	52.1	50.0
General and administrative	33.9	28.3	66.1	58.6
Depreciation, amortization and accretion	28.8	26.5	56.7	53.8
Loss (gain) on disposal and abandonment of assets	0.1	0.1	(0.0)	0.3
Total operating expenses	193.1	182.3	393.5	361.8
Operating income	5.0	11.2	7.3	22.8

Other (expenses) income
Interest expense	(11.5)	(18.5)	(22.6)	(37.5)
Change in fair value of warrant liability	2.8	3.5	5.1	3.5
Debt modification and extinguishment costs	-	(6.7)	-	(6.7)
Other, net	(0.5)	1.6	0.5	0.3
Total other expenses, net	(9.1)	(20.1)	(16.9)	(40.4)
Loss before income taxes	(4.1)	(8.9)	(9.6)	(17.5)

Income tax expense	(2.2)	(1.8)	(4.0)	(4.6)
Net loss	(6.3)	(10.8)	(13.6)	(22.1)
Less: Net loss attributable to noncontrolling interest and prior controlling interest	2.9	5.2	5.7	10.6
Net loss attributable to Trilogy International Partners Inc.	(3.4)	(5.5)	(7.9)	(11.5)

Comprehensive (loss) income
Net loss	(6.3)	(10.8)	(13.6)	(22.1)
Foreign currency translation adjustments	(7.7)	5.6	(5.3)	7.3
Net (loss) gain on derivatives and short-term investments	(0.0)	-	-	0.1
Other comprehensive (loss) income	(7.7)	5.6	(5.3)	7.4
Comprehensive loss	(14.0)	(5.1)	(18.9)	(14.7)
Comprehensive loss attributable to noncontrolling interests and prior controlling interest	6.9	1.8	8.6	3.6
Comprehensive loss attributable to Trilogy International Partners Inc.	(7.1)	(3.4)	(10.4)	(11.1)

Condensed Consolidated Balance Sheets

	June 30,	December 31,
(US dollars in millions, unaudited)	2018	2017

ASSETS
Current assets:
Cash and cash equivalents	32.4	47.1
Short-term investments	7.0	24.2
Accounts receivable, net	66.7	75.0
Equipment Installment Plan ("EIP") receivables, net	18.1	17.2
Inventory	26.0	21.4
Prepaid expenses and other current assets	23.6	15.8
Total current assets	173.7	200.7

Property and equipment, net	393.9	415.6
License costs and other intangible assets, net	89.7	100.3
Goodwill	9.1	9.5
Long-term equipment installment plan receivables	17.9	14.8
Other assets	25.7	20.1
Total assets	709.9	761.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	30.1	33.6
Construction accounts payable	24.6	26.3
Current portion of debt	6.9	10.7
Customer deposits and unearned revenue	17.6	20.8
Other current liabilities and accrued expenses	111.2	128.9
Total current liabilities	190.4	220.2

Long-term debt	495.3	496.5
Deferred income taxes	2.9	3.3
Other non-current liabilities	33.9	34.8
Total liabilities	722.4	754.8

Commitments and contingencies

Total shareholders’ (deficit) equity	(12.5)	6.2

Total liabilities and shareholders’ (deficit) equity	709.9	761.0

Condensed Consolidated Statements of Cash Flows

	Six Months Ended June 30
(US dollars in millions, unaudited)	2018	2017

Operating activities:
Net loss	(13.6)	(22.1)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts	8.1	5.8
Depreciation, amortization and accretion	56.7	53.8
Equity-based compensation	3.9	1.4
(Gain) Loss on disposal and abandonment of assets	(0.0)	0.3
Non-cash interest expense, net	1.8	2.0
Settlement of cash flow hedges	(0.7)	(0.9)
Change in fair value of warrant liability	(5.1)	(3.5)
Debt modification and extinguishment costs	-	6.7
Non-cash loss from change in fair value on cash flow hedges	0.5	0.9
Unrealized loss (gain) on foreign exchange transactions	0.2	(0.2)
Deferred income taxes	(0.4)	0.9
Changes in operating assets and liabilities:
Accounts receivable	(0.5)	1.6
EIP receivables	(6.6)	5.6
Inventory	(5.7)	(3.6)
Prepaid expenses and other current assets	(8.2)	(3.5)
Other assets	(4.8)	(4.6)
Accounts payable	(3.2)	(13.9)
Other current liabilities and accrued expenses	(7.3)	(19.6)
Customer deposits and unearned revenue	(2.6)	(5.3)
Net cash provided by operating activities	12.2	1.7

Investing activities:
Purchase of property and equipment	(38.2)	(30.8)
Maturities and sales of short-term investments	24.2	-
Purchase of short-term investments	(7.0)	(29.9)
Other, net	(0.7)	1.0
Net cash used in investing activities	(21.7)	(59.6)

Financing activities:
Payment of debt	(97.0)	(528.0)
Proceeds from debt	96.5	418.4
Dividends to shareholders and noncontrolling interest	(3.6)	(0.5)
Debt issuance, modification and extinguishment costs	(1.1)	(9.2)
Proceeds from equity issuance, net of issuance costs	-	199.3
Payment of financed license obligations	-	(4.4)
Purchase of shares from noncontrolling interest	-	(1.7)
Capital contributions from equity holders	-	1.4
Net cash (used in) provided by financing activities	(5.1)	75.4

Net (decrease) increase in cash and cash equivalents	(14.6)	17.5
Cash and cash equivalents, beginning of period	47.1	21.2
Effect of exchange rate changes	(0.1)	0.5
Cash and cash equivalents, end of period	32.4	39.2

About Forward-Looking Information

Forward-looking information and statements

This presentation contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward–looking statements may relate to our future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this presentation are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to Trilogy LLC’s and TIP Inc.’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, as well as limits, restrictive covenants and restrictions resulting therefrom; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or Trilogy LLC’s ability to refinance their indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; TIP Inc.’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes; foreign exchange and interest rate changes; currency controls; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; risks that TIP Inc. may not pay dividends; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of TIP Inc.’s common shares price; dilution of TIP Inc.’s common shares; market coverage; TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this presentation, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this presentation.  Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this presentation represent our expectations as of the date of this presentation or the date indicated, regardless of the time of delivery of the presentation. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

Erik Mickels
425-458-5900
Erik.Mickels@trilogy-international.comChief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development